Filed pursuant to Rule 433
Registration No. 333-125271
June 14, 2007
Wachovia Corporation
$1,600,000,000 Three-Month LIBOR Floating Rate Notes due April 23, 2012

Issuer:	Wachovia Corporation
Trade Date:	June 14, 2007
Settlement:	June 19, 2007
Maturity Date:	April 23, 2012
Total Amount Outstanding:	$1,600,000,000; $100,000,000 of which is being initially offered on the date hereof.
Interest Rate & Spread:	3 Month USD-LIBOR-BBA plus 0.13%; the initial interest payment shall be at the rate of 5.485% per annum
Discount Margin:	3 Month USD-LIBOR-BBA plus 0.12%
Coupon Reset Dates:	Quarterly on the 23rd of January, April, July and October
Next Coupon Reset Date:	July 23, 2007
Payment Dates:	Quarterly on the 23rd of January, April, July and October
Business Day Convention:	Modified Following Business Day (London & New York Business Days)
Index Definition:	USD-LIBOR-BBA means that the rate for a Coupon Reset Date will be the rate for deposits in U.S. Dollars for a period of the Index Maturity which appears on the Reuters screen LIBOR01 page as of 11:00 a.m., GMT, on the day that is two London Banking days preceding that Coupon Reset Date.
Day Count Basis:	Actual/ 360
Price to Public:	100.041%
	The price to the public does not include accrued interest. Interest on the notes accrues from April 23, 2007. Accrued interest from April 23, 2007 to, but not including, June 19, 2007 must be paid to the Issuer.
Accrued Interest:	$868,458
Gross Proceeds to Issuer:	$100,909,458
Gross Spread:	0.35%
Gross Spread ($):	$350,000
Net Proceeds to Issuer:	$100,559,458
CUSIP / ISIN:	929903DF6 / US929903DF65
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$97,000,000
Co-Managers:	Loop Capital Markets, LLC	$1,500,000
	Muriel Siebert & Co., Inc.	$1,500,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.